FORM 6-K
                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                    Report of Foreign Private Issuer

                   Pursuant to Rule 13a-16 or 15d-16
                of the Securities Exchange Act of 1934

For the month of     February, 2003
Commission File Number    0-13942

                         MAGNA INTERNATIONAL INC.
              (Translation of registrant's name into English)

               337 Magna Drive, Aurora, Ontario, Canada L4G 7K1
                  (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                                        Form 20-F      Form 40 F..X..

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, f discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                           Yes ....       No ...X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____

                                          SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      MAGNA INTERNATIONAL INC.
                                      (Registrant)

                                      By:   /s/J. Brian Colburn
Date:  February 3, 2003.              J. Brian Colburn
                                      Executive Vice-President, Special
                                      Projects and Secretary

                                    EXHIBITS


EXHIBIT 99

Press release dated February 3, 2003 issued by the Registrant announcing the completion of its annual recoverability assessment of goodwill and review of the carrying value of long-lived assets in its automotive operations and determination to record a non-cash impairment charge to fourth quarter 2002 net income and diluted earnings per share of approximately U.S. $26 million and $0.27 per share respectively.